AVALON GLOBOCARE CORP.

83 South Street, Suite 101

Freehold, New Jersey 07728

July 24, 2017

VIA EDGAR

Pamela A. Long, Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Avalon GloboCare Corp.
Amendment No. 1 to the Registration Statement on Form S-1
Filed July 7, 2017
File No. 333-217809

Dear Ms. Long:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated July 20, 2017 (the “Comment Letter”) relating to the Amendment No. 1 to the Form S-1 Registration Statement filed July 7, 2017 (the “Registration Statement”) of Avalon GloboCare Corp. (“Avalon” or the "Company"). The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Prospectus Summary, page 1

Common Stock Offered by Us, page 2

1.	We note your response to comment 5 of our letter dated June 5, 2017. We reissue our comment. Based on disclosure in your risk factor entitled “There is no minimum raise required . . .” on page 15 and in your Use of Proceeds on page 19, it appears that if you raise $2,000,000 or less, you will use proceeds only for general and administrative expenses and working capital, and will not be able to implement your business plan. However, narrative disclosure on pages 2 and 19 states that if you sell any less than $5,000,000, you will utilize the proceeds in your operations, but will not be able to implement your business plan. Please reconcile these disclosures, and clarify the minimum amount you will need to be able to begin implementing your business plan, as opposed to only covering general and administrative expenses and working capital.

Response

We have revised these sections in the narrative disclosures to reflect that the minimum investment under which the proceeds will only be used for general and administrative purposes is $2,000,000.

Terms of the Offering, page 21

2.	This section describes the plan of distribution for the company’s offering. Please consider adding this discussion to the discussion of the selling shareholder’s plan of distribution under “Plan of Distribution” on page 51, or otherwise revising the title of this section to indicate that this is your plan of distribution for the company’s offering and the section on page 61 is the plan of distribution for the selling shareholders.

Response

We have revised the title of the section on page 21 to “Terms of the Company’s Offering” page 51 to “Plan of Distribution for Selling Shareholders”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 24

Stock-based Compensation, page 25

3.	We note your response to prior comment ten where you stated that “the revaluation does not apply to these shares issued to the attorney and consultants.” In this regard, please revise your registration statement to delete the last sentence in the second paragraph of your disclosure. This comment also applies to your related significant accounting policy in Note 3 on pages F-10 and F-28.

Response

We have revised our disclosure on page 25, page F – 10 and page F – 28 in response to the comment by deleting the following sentence:

“The awards to consultants and other third parties are then revalued, or the total compensation is recalculated, based on the then current fair value, at each subsequent reporting date.”

Cash Flows, page 30

4.	We note that you removed your discussion of cash flows for the year ended December 31, 2016 as compared to the period from May 18, 2015 (date of inception) through December 31, 2015. Your discussion of cash flows should be provided for both the annual and interim periods. Please revise your registration statement to reinstate your previous disclosure.

Response

We have revised the disclosure on page 30 to add our discussion of cash flows for the year ended December 31, 2016 as compared to the period from May 18, 2015 (date of inception) through December 31, 2015.

Consolidated Financial Statements, page F-1

Note 11 – Commitments and Contingencies, page F-35

Real property purchase agreement, page F-36

5.	Please expand your disclosure to address the business purpose for purchasing the property.

Response

We have revised our disclosure on page F–36 in response to the comment.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Sincerely,

/s/ Luisa Ingargiola, CFO

cc:	Stephen M. Fleming, Esq.